UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October, 2008

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

John Varley comments on UK Government's statement announced on 08 October 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: October 08, 2008

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: October 08, 2008

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

8 October 2008

BARCLAYS  PLC

John Varley
comments on
UK
 Government's statement

Commenting on the UK Government's statement this morning, John Varley, Group Chief Executive, Barclays, said:

"Barclays welcomes the package of measures which the Government has announced this morning. The package addresses the most significant issues in the market, namely confidence in the strength of the banking system and the working of the money markets.

These initiatives, along with the Government's announcements in recent days relating to the protection of retail deposits, and the Bank of England's actions to assist the functioning of the money markets, offer welcome stability to the British banking system and will lead to the increased provision of credit to households and businesses.

Barclays commits to participating in these measures in ways which will protect the interests of our shareholders and customers, and benefit the broader financial system."

-ENDS-

For further information please contact:

Investor Relations
Media Relations
Mark Merson
Alistair Smith
+44 (0) 20 7116 5752
/+44 (0) 7770 748771
+44 (0)
20
7
116

6
132

John McIvor

+44 (0) 20 7116 2929

About Barclays
Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the
United States
, Africa and
Asia
. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over
 1
50
,000 people. Barclays moves, lends, invests and protects money for over 42 million customers and clients worldwide. For further information about Barclays, please visit our website

www.barclays.com
.